SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera, y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

CRESUD SACIF y A
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 21, 2014, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Following the information provided by our controlled company IRSA Inversiones y Representaciones Sociedad Anonima (“IRSA”), which is currently reviewing the valuation and exposure of the transaction closed in its investment in IDBD through the investment fund Dolphin Fund Limited, and considering certain items that may possibly modify the financial statement of such transaction, the Board of Directors of Cresud has deemed appropriate to do the same review in its consolidated financial statement ended as of June 30, 2014.

As informed by IRSA, at the end of the fiscal year ended on June 30, 2014, occurred the closing of the transaction by which Dolphin Netherlands B.V. (“DN B.V.”), a shell corporation of Dolphin Fund Limited (“DFL”), a trust incorporated under the laws of the Isle of Bermuda, acquired together with C.A.A. Extra Holdings Limited, a company incorporated under the laws of Israel, controlled by Mordechay Ben Moshé ( “ETH”) 106,6 million ordinary shares of IDB Development Corporation Ltd. ( “IDBD”) representative of 53,33% of its issued share capital. . Such acquisition was made in the framework of the debt arrangement process of the parent company of IDBD, IDB Holdings Corporation Ltd., with its creditors. In accordance with the terms of a shareholders’ agreement entered into by DFL and E.T.H.M.B.M. Extra Holdings Ltd. (a corporation controlled by Mordechay Ben Moshé), to which DN B.V. and CAA acceded, DN B.V. participated in such investment for 50% while CAA acquired the remaining 50% of such investment. The total amount invested amounted to NIS 950 million, equivalent to approx. U$S 272 million.

Taking into consideration that the financial statements of DFL have been consolidated with the financial statements of IRSA as of June 30, 2014 and having been done the same with the financial statements of our Company and IRSA, we understand that every modification will have to be reflected on the financial statements of Cresud.

As of the date of this letter, the result of IRSA’s analysis is still pending. If as a result of such analysis it is considered necessary, the Company will proceed to amend its consolidated financial statements so to take into consideration the possible variations that may appear as a result of such revaluation and to register those modifications, which will be informed as soon as the Board of Directors have considered it.

In connection with what it is mentioned above, the Board of Directors deems convenient, in order to protect the interest of the shareholders and to allow the analysis of such changes, to consider the proposition of a recess to the next annual shareholders meeting that will be held on October 31, 2014, to allow the analysis of such changes.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
October 22, 2014